09040722

ED STATES
XCHANGE COMMISSION
on, D.C. 20549

BB 5/22

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 66550

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PPHB Securities LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 St. James Place, Suite 125
(No. and Street)

Houston, Texas 77056
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Allen Parks, Designated Principal & FINOP (713) 621-8100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Malone & Bailey, PLLC
(Name – *if individual, state last, first, middle name*)

10350 Richmond Avenue, Suite 800, Houston, Texas 77042
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
MAY 04 2009
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, W. Allen Parks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PPHB Securities LP, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

W. Allen Parks, Designated Principal & FINOP

Title

Rhonda E. Lusk

Notary Public

RHONDA E. LUSK
Notary Public, State of Texas
My Commission Expires
October 10, 2010

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PPHB Securities, L.P.
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2008

NET CAPITAL		
Total partners' capital from balance sheet	$	166,508
Deduct: parters' capital not allowable for net capital		-
Total partners' capital qualified for net capital		166,508
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		166,508
Deductions and/or charges - assets not ready convertible to cash		(3,515)
Net capital before haircuts on securities position		162,993
Other securities		-
NET CAPITAL	$	162,993
AGGREGATE INDEBTEDNESS		
Items included in the balance sheet	$	12,352
Items not included in the balance sheet		-
Total aggregate indebtedness	$	12,352
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	824
Minimum dollar net capital required of broker-dealer	$	100,000
Net capital required	$	100,000
EXCESS NET CAPITAL	$	62,993
EXCESS NET CAPITAL AT 1000%	$	161,758
PERCENTAGE AGGREGATE INDEBTEDNESS TO NET CAPITAL		8%

PPHB Securities, L.P.
Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31, 2008

RECONCILIATION WITH COMPANY'S COMPUTATION
(including in Part II of Form X-17a-5)

Net capital, as reported in Company's Part II		
(unaudited) Focus report	$	138,508
Net audit adjustments		24,485
Other items		-
NET CAPITAL PER ABOVE	$	162,993